                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 2)

                        Harte-Hanks Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    416196103
                   -------------------------------------------
                                 (CUSIP Number)

                                David L. Copeland
                                   Sipco, Inc.
                              Post Office Box 2791
                              Abilene, Texas 79604
                                 (915) 676-7724
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 1998
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

--------------------------------------------------                   ------------------------------------------------

CUSIP NO. 416196 10 3                                                             PAGE 2 OF 6 PAGES
------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew B. Shelton Revocable Trust
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                              (b) [ ]
------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
                 Not Applicable.
------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
                 Not Applicable.

------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

------------------ ------ -------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
NUMBER OF SHARES
                          3,328,848
                   ------ -------------------------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                None.
                   ------ -------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                3,328,848
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          None.
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,328,848
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.06%
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                 OO

------ --------------------------------------------------------------------------------------------------------------



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ITEM 1.           SECURITY AND ISSUER

                  The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks Communications, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a)-(c), (f) The Andrew B. Shelton Revocable Trust (the "Trust") is an intervivos trust that was established under the laws of the State of Texas for the benefit of certain family members of Andrew B. Shelton and such other persons in accordance with the terms of Mr. Shelton's Last Will and Testament. The initial Trustee and Settlor with full power of revocation and substitution was Andrew B. Shelton. Upon the death of Mr. Shelton on January 16, 1997, the Trust became irrevocable. The successor trustee is: David L. Copeland, a United States citizen, whose principal occupation is President of Sipco, Inc., and whose business address is 1052 North Fifth Street, Suite 101 Abilene, Texas 79601.

                  (d)-(e) Neither the Trust nor David Copeland has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable. During Mr. Shelton's life, he reported the shares held by the Trust in his individual capacity. Upon his death the Trust is irrevocable and the shares are now being reported as beneficially owned by the Trust and David Copeland by virtue of his appointment as successor trustee.

ITEM 4.           PURPOSE OF TRANSACTION

                  4(a)     Not applicable.

                  Neither the Trust nor Mr. Copeland as trustee has any present plans or proposals which relate to or would result in the occurrence of the events described in Items 4(b) - 4(j).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Trust beneficially owns 3,328,848 shares of the Common Stock, which represents approximately 9.06% of the outstanding Issuer Common Stock.


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         (b)      Mr. Copeland as Trustee exercises has sole voting and
                  dispositive power with respect to the trust shares of the Issuer Common Stock; provided that the dispositive power is exercised in accordance with the terms of the Trust.

         (c) On January 22, 1998, the following shares were given as gifts by the Trust to the parties indicated below:

                               Name                                 Shares
                               ----                                 ------
         1.       David L. Copeland, Trustee for the Rudy           100,000
                  W. Shelton Marital Trust
         2.       David L. Copeland, Trustee for the                 30,000
                  Deborah Caudle Trust
         3.       David L. Copeland, Trustee for the                 30,000
                  Deana Rainey Rudolph Trust
         4.       David L. Copeland, Trustee for the Gary            30,000
                  Southard Trust
         5.       David L. Copeland, Trustee for the                 50,000
                  Albert R. Tucker Trust
         6.       David L. Copeland, Trustee for the                 50,000
                  Thomas A. Tucker Trust
         7.       David L. Copeland, Trustee for the John            50,000
                  Robert Tucker Trust
         8.       Michael A. Watson                                  10,000

         (d)      None.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  David L. Copeland serves as successor trustee of the Andrew B. Shelton Revocable Trust.

                  To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 12, 1998                Andrew B. Shelton Revocable Trust

                                             By:     /s/  David Copeland
                                                     ---------------------------
                                                      David Copeland
                                                      as Trustee